Exhibit 17
November 1, 2007
Mr. C. Daniel DeLawder
Chairman of the Board
Park National Corporation
50 North Third Street
P.O. Box 3500
Newark, Ohio 43058-3500
Dear Dan:
I have reviewed the description in Item 5.02 of Park National Corporation’s Form 8-K dated November 1, 2007, concerning the circumstances surrounding my resignation from the Board of Directors of Park National Corporation and my resignation as Chairman of the Board and Chief Executive Officer of Vision Bank.
I agree with the explanation given for my resignation. I am also confirming that I did not resign because of any disagreement with Park National Corporation or Vision Bank on any matter relating to their respective operations, policies or practices.
Sincerely,

/s/ J. Daniel Sizemore

J. Daniel Sizemore